Exhibit 99.6

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	19	07	2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	401	392	3,674
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£3.36	£3.75	£4.12

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
MRS DONNA BRENNAN	Ordinary	229

Address
20 OXFORD ROAD ENFIELD MIDDLESEX
UK postcode EN3 4BA

Name	Class of shares allotted	Number allotted
MR JONATHAN BREWER	Ordinary	229

Address
29 MEADS CLOSE BRADWELL MILTON KEYNES BUCKINGHAMSHIRE
UK postcode MK13 OEZ

Name	Class of shares allotted	Number allotted
MR MARTIN PHILIP GOLDSMITH	Ordinary	137

Address
29 CROSSWAYS AVENUE MARGATE KENT
UK postcode CT9 4EB

Name	Class of shares allotted	Number allotted
MR MARK HELLIWELL	Ordinary	376

Address
29 KESTREL CRESCENT BLACKBIRD LEYS OXFORD OXFORDSHIRE
UK postcode OX4 6DY

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 19/07/06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
MRS WENDY HILL	Ordinary	91

Address
12 CHURCH ROAD PLYMPTON ST MAURICE PLYMOUTH DEVON
UK postcode PL7 3NH

Name	Class of shares allotted	Number allotted
MR PAUL HUTCHINSON	Ordinary	392

Address
29 YEWDALE ROAD HARROGATE NORTH YORKSHIRE
UK postcode HG2 8NE

Name	Class of shares allotted	Number allotted
MRS JENNIE KENYON	Ordinary	137

Address
47 LIME ROAD ACCRINGTON LANCASHIRE
UK postcode BB5 6BJ

Name	Class of shares allotted	Number allotted
MISS ZOE LAMPE	Ordinary	275

Address
35 SCRAPSGATE ROAD MINISTER ON SEA SHEERNESS KENT
UK postcode ME 12 2EE

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 19/07/06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
MR RAYMOND JAMES MACGOURLAY	Ordinary	183

Address
51 TWEED STREET DUNFERMELINE FIFE
UK postcode KY11 4ND

Name	Class of shares allotted	Number allotted
MRS SUSAN BELINDA SIMPKIN	Ordinary	401

Address
34 DOUBLEGATES AVENUE WOODLANDS RIPON NORTH YORKSHIRE
UK postcode HG4 2TP

Name	Class of shares allotted	Number allotted
MR RAYMOND SIMPSON	Ordinary	917

Address
29 THE HAWTHORNS WOODFORD GREEN ESSEX
UK postcode IG8 0RN

Name	Class of shares allotted	Number allotted
MR GEORGE SKILLICORN	Ordinary	917

Address
MAYNRYS QUEENS GROVE RAMSEY ISLE OF MAN
UK postcode IM8 2JE

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 19/07/06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
MR KEVIN WILSON	Ordinary	183

Address
278 BRISTOL ROAD BRIDGEWATER SOMERSET
UK postcode TA6 4BT

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White	Date 19/07/06
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform